

September 24, 2013

Via Email
Vitaliy Gorelik
President
Argan Beauty Corp.
c/o Incorp Services, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re: Argan Beauty Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 10, 2013**
> **File No. 333-190391**

Dear Mr. Gorelik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   The paragraph following the table on the cover page suggests you are presenting offering proceeds under various scenarios when you are not. Please revise as appropriate. In addition, please revise your table to indicate that you are presenting the maximum proceeds to the company.

Argan Beauty Corp., page 6

2.   Please clarify whether Mr. Gorelik is obligated to loan you money and, if so, file any agreements. If not, revise your existing disclosure to avoid suggesting he "will loan the money to the company."

Risk Factors, page 7

3. We note your response to comment 12 from our letter dated August 30, 2013 and reissue with additional guidance. Please note the thrust of our comment concerns your officers and directors lack of experience in the beauty products industry and the import business. Please add a risk factor addressing their lack of industry experience and contacts and discuss the impact this may have on your ability to source, import, and sell your proposed product.

Description of Business, page 19

4. We note your response to comment 15 from our letter dated August 30, 2013 and reissue. Please revise to address how you will source your products for sale in greater detail. It is unclear, for example, whether you will visit Morocco and meet with suppliers directly, or rely on third parties, and how you will ensure product quality and compliance with applicable laws. In this respect it is unclear whether you have budgeted for sourcing-related expenses.

Certain Relationships and Related Transactions, page 23

5. We note your response to comment 20 from our letter dated August 30, 2013. Please include your response in this section of the filing.

Index to Financial Statements, page F-1

6. Please update the financial statements, as applicable, pursuant to Rule 8-08 of Regulation X. Please also provide a current consent of the independent accountant as necessary.

Exhibits

7. We partially reissue comment 23 from our letter dated August 30, 2013. Exhibit 3.1 continues to be filed in an improper electronic format. Please re-file in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Scott P. Doney
         Cane Clark LLP